[UBS LOGO]                                     UBS AG
                                               Postfach
                                               CH-8098 Zurich
                                               Tel. +41-44-234 11 11

                                               Group Accounting Policies

                                               Will Widdowson
                                               Stockerstrasse 64
Via EDGAR and messenger                        Tel. +41-1-234 55 65
                                               Fax  +41-1-234 20 44
Ms Joyce Sweeney                               will.widdowson@ubs.com
Senior Accountant
Division of Corporation Finance                www.ubs.com
United States Securities and Exchange
Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549


20 October 2006


UBS AG
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005
FILED MARCH 21, 2006
FILE NUMBER 001-15060


Dear Ms Sweeney

We respectfully submit the responses set forth below to the comment letter dated September 21, 2006 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") relating to the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the "2005 Form 20-F") of UBS AG (the "Company"). For your convenience, we have set out the text of each comment contained in the Comment Letter, followed by our response. As you requested, we have included supplemental information where applicable and will make every effort to comply with your comments in the Company's future filings.


COMMENT 1
UBS financial highlights, page 2
--------------------------------
We note the Form 20-F available to investors on your website includes the following financial measures that exclude goodwill amortization: earnings per share, return on equity, net profit and cost/income ratio. Your Form 20-F filed with the Commission does not include these measures. In your March 25, 2004 correspondence to the Staff you agreed to omit these measures from future filings. Please revise the Form 20-F available on your website to conform exactly to your Form 20-F as filed with the Commission.

RESPONSE
We note that in discussions with your Staff it was subsequently acknowledged that the Form 20-F on our website is not different from the Form 20-F as filed with the Commission. However, we wish to advise you that one of the documents included in the filing did inadvertently contain certain pre-goodwill numbers (see page 2 of the Handbook 2005/2006), although we do not cross-reference that information in our responses to the financial data items required by Form 20-F. Our cross references in the wrap-around document in our Form 20-F refer only to the Financial Report 2005, which does not

                                                  UBS AG
                                                  Form 20-F for the Year Ended
                                                  December 31, 2005
                                                  Filed March 21, 2006
                                                  File Number 001-15060
                                                  20 October 2006
                                                  Page 2 of 10

contain pre-goodwill numbers. We will recheck future filings to avoid including such information, whether in the cross-referenced text or in the other text included in the filed documents.


COMMENT 2
Results, page 20
----------------
In future filings please disclose the total amount or percentage of trading revenues recognized attributable to proprietary trading on your own behalf for each period presented. Please provide us with your proposed future disclosure.

RESPONSE
While we note your request that our future filings include the total amount or percentage of trading revenues attributable to proprietary trading we respectfully suggest that a narrative explanation within the Management Discussion and Analysis part of our Financial Reporting is the most appropriate way of explaining the significance of proprietary trading results. Our belief is based on the following:

   1. We are not aware of any explicit requirement for the disclosure of proprietary trading revenues in either relevant accounting standards or the SEC regulations applicable to the Company. While we acknowledge the general requirement to provide sufficient information to enable users to properly understand the Company's financial position we do not see any explicit requirement for numerical data and would read the regulations as permitting narrative explanation.

   2. We are not aware of a consistent, generally accepted definition of "proprietary trading revenues". Indeed, we believe it would be difficult to achieve consensus on such a consistent definition. For example, a market making trading book in which an investment bank risk manages transactions arising in the normal course of providing liquidity to securities markets will record trading revenues, interest/dividend income and interest expense. Part of these may be attributable to the risks borne by the book, which might be regarded as proprietary in nature. Another part may be attributable to the margin made on customer flow business. Because such trading activities are risk managed on an integrated basis it is difficult to define the proprietary component and attribute revenues/costs to that component. Our internal reporting follows from the way in which this business is managed; combined figures for trading revenues are reported to senior management.

   3. In the absence of a consistent industry wide definition of proprietary trading we have some difficulty with seeing how numerical disclosure would provide more useful information than a narrative description of significant developments in the proprietary trading area. We also have reservations about the disclosure of numerical data which may not be comparable with any potential future numerical disclosure made by our peers in the financial services industry by reason of differing definitions of proprietary trading.

   4. We are not aware that other registrants in our peer group are disclosing a total amount or percentage of trading income derived from proprietary trading activities in their external financial reports. Some make qualitative comments in similar ways as we do in our MD&A or in analyst presentations. In the past, our practice was to include a comment on proprietary trading in periods where revenues from proprietary trading activities were one of the drivers of the result when compared with prior periods. Such comments on proprietary trading were not based on a comprehensive analysis of our proprietary trading revenues, but rather on the results of certain risk positions that may have performed well above or below average in a given period.

For the above reasons, we respectfully ask you to consider favorably our proposal to continue to provide narrative explanation of significant profit/loss developments in relation to risks which might be considered to be of a proprietary nature.

                                                  UBS AG
                                                  Form 20-F for the Year Ended
                                                  December 31, 2005
                                                  Filed March 21, 2006
                                                  File Number 001-15060
                                                  20 October 2006
                                                  Page 3 of 10

COMMENT 3
Industrial Holdings, page 56
----------------------------
We note your disclosure of the performance indicator titled "Investment" and the footnote description of the components used to arrive at the measure. Based on the disclosure included in this section of your document it is not clear how the relative significance of the components (historical cost of investments made, less divestments and impairments) impacts the performance indicator or how a reader should interpret this information. In future filings please quantify the components of this performance indicator for the periods presented and include a narrative discussion of how the company uses this information as an indicator of performance for your Industrial Holdings segment. Please provide us with your proposed future disclosure.

RESPONSE
In future filings, we will include information on "Unrecognized gains". We believe this provides a better measure of performance for this business. We will keep the disclosure on the size of our investment, because its development shows the progress we make in winding down our private equity portfolio, which is our declared strategy for this business. In addition, in our 2006 Annual Report, we will remove any key performance indicators for the Industrial Holdings segment, because that segment is no longer material to the Company. The disclosure that we plan to make with respect to private equity investments is therefore considered complementary information and will look as follows:

   PRIVATE EQUITY
   CHF billion                      31.12.06         31.12.05         31.12.04
   Investments, at cost                  X.X              0.7              1.2
   Portfolio fair value                  X.X              1.0              1.7
   Unrecognized gains                    X.X              0.3              0.5


COMMENT 4
Note 1 - Summary of Significant Accounting Policies
---------------------------------------------------
In future filings please describe the composition of your statement of operations line item "Revenues from industrial holdings" and "Goods and materials purchased" and describe your related accounting policies. Quantify the components of the revenue line item for the periods presented in your financial statement footnotes or management's discussion and analysis section of your document. Please provide us with your proposed future disclosure.

RESPONSE
In future filings we will include a description of our accounting policies related to "Revenues from industrial holdings" and "Goods and materials purchased" in Note 1. The text we plan to include reads as follows:

Revenues from industrial holdings include sales of goods and services from six consolidated entities and are derived from various businesses. Revenue is recognized upon customer acceptance of goods delivered and when services have been rendered. Goods and materials purchased include costs for raw materials, parts and finished goods purchased from third party suppliers to produce the goods and services sold.

We would like to make the Staff aware that on 23 March 2006 we sold our entire interest in Motor-Columbus, the company that most significantly contributed to the line items "Revenues from industrial holdings" and "Goods and materials purchased". On 2 June 2006, after the sale of Motor-Columbus we submitted a restated Financial Report 2005 on Form 6-K to present Motor-Columbus as a discontinued operation. Subsequent to that submission, we completed the disposal of two additional companies of the Industrial Holdings segment in the second and third quarter 2006. The companies in the Industrial Holdings segment were all purchased with a view to their subsequent resale and those

                                                  UBS AG
                                                  Form 20-F for the Year Ended
                                                  December 31, 2005
                                                  Filed March 21, 2006
                                                  File Number 001-15060
                                                  20 October 2006
                                                  Page 4 of 10

that have been sold are presented as discontinued operations in accordance with IFRS 5. This change in presentation has the following effect if 2005 and 2004 are restated at 30 September 2006:

                                          Restated              Pre-restatement
CHF million                           2005        2004         2005        2004
                                     -----------------       ------------------
Revenues from industrial holdings    1,137       1,774       10,515       6,086
Goods and material purchased           493         679        8,003       3,885

In view of the size of the restated figures we trust that you will agree that the proposed level of disclosure is sufficient and that a quantification of the components would place unjustified emphasis on these figures.


COMMENT 5
e) Securitizations, page 81
---------------------------
We note your disclosures in Note 1(e) and (f) that you may hold retained interests in securitized assets in the form of servicing assets/liabilities, senior or subordinated tranches, interest only strips or other residual interests. We also note your Note 33 on page 156 only quantifies the carrying value of retained interests in agency mortgage securities. In future filings please quantify, if material, the carrying values of each type of retained interest and any associated liability related to your continuing involvement for derecognition and securitization transactions. For the periods presented, please provide us with your proposed future disclosure. Refer to paragraph 94(a) of IAS 32.

RESPONSE
We would like to advise the staff that at 31 December 2005, 2004 and 2003 we did not hold material retained interests in securitized assets in the form of servicing assets/liabilities, senior or subordinated tranches, interest only strips or other residual interests, except retained interests in agency mortgage securities, which we disclosed. In future filings, we will remove in Note 1 the reference to all forms of retained interests where we do not have material amounts. We also would like to point the staff to Note 29(e) of our financial statements where we provide the disclosures asked for by paragraph 94(a) of IAS 32.


COMMENT 6
p) Loans, page 84
-----------------
We note you amortize fees and direct costs relating to loan origination, refinancing, restructuring and loan commitments to interest income over the life of the loan using the straight-line method and that this method approximates the effective interest method. Please tell us the following:

     o how you determine the period of time (expected life or contractual life of the loan) over which you amortize these fees and costs; and
     o how you determined that the difference between using the straight-line method and using the effective interest method is not material for the periods presented.

Refer to paragraphs 9, 46 and AG5 - AG8 of IAS 39.

RESPONSE
Before we respond directly to the Staff's comment, we would like to advise the Staff of the customary terms under which the Company issues loans to its customers to provide appropriate context for our response. We believe that without this information it may be difficult for the Staff to assess the appropriateness of our accounting policies.

The lending activities of UBS are almost exclusively conducted through two of our Business Groups, Global Wealth Management & Business Banking ("GWMBB") and Investment Bank ("IB"). GWMBB

                                                  UBS AG
                                                  Form 20-F for the Year Ended
                                                  December 31, 2005
                                                  Filed March 21, 2006
                                                  File Number 001-15060
                                                  20 October 2006
                                                  Page 5 of 10

includes three reportable segments, which are Wealth Management International & Switzerland ("WMICH"), Wealth Management US ("WMUS") and Business Banking Switzerland ("BB"). At 31 December 2005, our net loan portfolio was approximately CHF 270 billion, of which approximately CHF 58 billion was held by WMICH, approximately CHF 16 billion by WMUS, approximately CHF 136 billion by BB, and approximately CHF 60 billion by IB.

SWISS MARKET
Approximately CHF 156 billion of our total net loans outstanding are in the Swiss market. The most significant type of loan are mortgage loans (approximately CHF 131 billion), followed by unsecured loans (approximately CHF 17 billion), and loans secured by securities and other collateral (approximately CHF 8 billion). The Swiss loan business has shown a moderate growth trend over the past years accompanied by a tightening of interest margins due to a more competitive environment.

In Switzerland, banks generally issue loans at par value. It is unusual that a loan is issued at a discount or premium, but it may occasionally occur on client demand. Such discounts or premiums are insignificant, typically less than 1% of par value, and are used to fine tune the interest rate. Also, loans issued in the Swiss market do generally not need to be amortized, with one notable exception that relates to so-called second mortgage loans. Second mortgage loans finance the tranche between 65% and 80% of the value of a property and account over time for approximately 25% to 30% of the total mortgage portfolio. Second mortgage loans are subject to contractual amortizations at a rate of 1% - 2% of total principal value of the mortgage loans per annum, so that the second mortgage loans are fully amortized after approximately 20 years. Amortization of loans is not made through annuity payments, which do virtually not exist in the Swiss market. Also virtually non existent in Switzerland is a loan securitization market so that banks keep the loans issued to their clients on the balance sheet until the loan is due. Primarily due to the lack of a securitization market the practice of applying "points" does not exist.

It is common practice that banks charge their clients a handling or processing fee upon issuance of a mortgage loan. Generally, these fees are minimal (usually 0.05% to 0.10% of principal value) and cover only a fraction of the banks' internal costs related to loan origination activities. The costs have to be recovered by the interest margin earned on the loans. The Swiss mortgage loan market has become increasingly competitive as evidenced by declining interest margins and diminishing fees. The fees charged to the borrowers are a few hundred Swiss francs and usually do not exceed CHF 1,000 per loan. These small loan fees are recognized when charged to the client due to the non-materiality of the amounts involved. Total mortgage loan fees charged to clients in 2005 was approximately CHF 10 million.

The picture is very similar for other loans issued in the Swiss market, where generally no fee is applied to loans secured by securities collateral and only minimal fees are applied to most loans to corporate clients. Due to the lower portfolio of loans to SMEs and corporate clients, loan fees charged by the Company are correspondingly smaller and in aggregate insignificant. In case of large and structured financings for corporate clients, fees for the arrangement or syndication of loans are charged to borrowers. These fees are to a large degree transaction-based and relate primarily to the effort of the syndicate leader in bringing together the parties and concluding the syndicated transaction. Total loan fees charged to corporate clients in the Swiss market were within a range of CHF 30 - 40 million during the years 2003 to 2005, of which loan syndication fees on average accounted for approximately one third.

Loan origination costs incurred are small as the Company incurs virtually no external costs directly related to the origination of loans. All activities related to the origination of loans (evaluation of borrower and guarantees, collateral arrangements, processing loan documents, etc.) are performed in-house. External costs arise primarily for loans made to corporate clients when there is a need for an external appraisal such as collateral appraisals or valuations (e.g. commercial real estate). In Switzerland, value added tax (VAT) considerations play also a role as certain bank services are not subject to VAT. This has a negative impact on customers who may not be able to reclaim the full VAT levied on an

                                                  UBS AG
                                                  Form 20-F for the Year Ended
                                                  December 31, 2005
                                                  Filed March 21, 2006
                                                  File Number 001-15060
                                                  20 October 2006
                                                  Page 6 of 10

external service if the costs for that service are recharged through the Company. Therefore, almost all customers that can reclaim the VAT elect to pay themselves for the costs for external services in connection with a loan they obtain from us. As a result of this practice, loan origination costs incurred are insignificant.

REST OF WORLD
Approximately CHF 114 billion of our net loans outstanding at 31 December 2005 were made outside Switzerland. The composition of the loan portfolio is different from the composition of the Swiss portfolio, as almost half of the portfolio is loans secured by securities collateral, approximately 13% are mortgage loans predominantly secured by commercial real estate, while the remaining approximate 40% of loans are to corporate clients on both an unsecured basis and secured by guarantees and other collateral.

Loans made outside Switzerland are generally non-amortizing and issued at par. Loans where clients are required to amortize the principal are the exception and insignificant compared to the total loan portfolio. Also, if a loan is not issued at par, the premium or discount is generally less than one percent and used to fine tune the interest rate of the loan. No loan fees are applied to loans secured by securities collateral, which is the most significant loan category. Loan fees, where applied, are on average insignificant (approximately 0.1%).

The most significant source of loan fees is syndicated loans, for which fees within a range of 0.25% and 2.25% - the average is approximately 1% - is applied depending on the credit rating of the customer. Fees received from syndication are analyzed by dividing them into a portion that is attributable to the syndication process and a portion that is attributable to the extension of the loan, except where the syndication fee is less than CHF 250,000, in which case the entire fee is considered attributable to the syndication process. The portion that is attributable to the syndication process is recognized when the syndication process is completed, which generally occurs when the loan is issued to the client. The portion that is attributable to the extension of the loan is recognized over the life of the loan, which generally is the contractual life. Fees received for credit lines are recognized over the contractual period if draw down is not expected or deferred and recognized as an adjustment to yield if draw down is expected.

As in the Swiss market, loan origination costs incurred are negligible as the majority of activities related to the origination of loans (evaluation of borrower and guarantees, collateral arrangements, processing loan documents, etc.) are performed in-house. External costs incurred are for legal services and arise primarily on leveraged loans and to a lesser extent on loans made to corporate clients when there is a need for an external appraisal such as collateral appraisals or valuations (e.g. commercial real estate). These costs are generally charged to the client but they are insignificant when compared to the loan amount.

CONCLUSION
Based on the above description of our loan business, we are of the opinion that the use of the linear method of recognizing loan fees and loan origination costs does not result in a material difference to the use of the effective interest method. The Company issues virtually all loans at par, or if not at par at a minimal premium or discount, which means that the use of the linear method is either equal (for loans issued at par) or only insignificantly different to the effective interest method (for loans issued at a discount or premium).

The fees on loans that have to be amortized, which is where use of the effective interest method theoretically could be significant, are insignificant, as described above, and are recognized upfront when the fee is minimal. This situation applies to second mortgage loans made in the Swiss market, the only significant loan category where the client is contractually required to amortize the loan. Total loan fees per year are negligible when compared to interest income from loans and advances of CHF 11.4 billion in 2005, CHF 8.9 billion in 2004 and CHF 10.4 billion in 2003.

                                                  UBS AG
                                                  Form 20-F for the Year Ended
                                                  December 31, 2005
                                                  Filed March 21, 2006
                                                  File Number 001-15060
                                                  20 October 2006
                                                  Page 7 of 10

Loan syndication fees that relate to the syndication process are appropriately recognized when the loan has been issued to the client. The portion of the fee that relates to the extension of the loan is deferred over the contractual life of the loan and recognized as an adjustment to yield, unless the fee is below CHF 250,000 and considered attributable to the syndication process. Almost all fees earned from loan syndications are attributable to the loan syndication process and recognized upfront. In 2005, fees of approximately CHF 390 million from loan syndications were recognized in income. Fees for extending credit lines, issuing guarantees and documentary credits are generally recognized over the contractual term of the commitment, where material. Use of the linear method to recognize these fees is appropriate as the contracts will generally be off-balance sheet and not result in recognition of a loan asset.

Yield enhancement fees received for commercial loans are recognized upfront if the fee is less than CHF 250,000. In 2005, we received approximately CHF 38 million yield enhancement fees, of which approximately CHF 32 million were recognized upfront because the fee per loan was below CHF 250,000. Had we amortized these fees over the contractual lives of the loans we would have recognized approximately one third of the total amount in 2005. However, the amount attributable to the portion of the fees recognized in 2005 that would have been deferred if we had amortized the fees over the contractual lives of the loans, is largely offset by loan fees received in prior years where we also recognized fees below CHF 250,000 upfront.

As described above, loan origination costs are negligible and also recognized upfront unless the amount exceeds CHF 250,000, in which case the costs are deferred and recognized as an adjustment to yield.


COMMENT 7
w) Treasury shares and contracts on UBS shares, page 87
-------------------------------------------------------
We note you recorded the 2005 and 2004 treasury share cancellations against retained earnings and that you recorded the 2003 treasury share cancellation against share premium. Please tell us how you determined the appropriate classification of treasury share cancellations within shareholders' equity for the periods presented.

RESPONSE
Several years ago, when the Company started to repurchase shares for cancellation, it was determined to record cancellations against share premium on the grounds that it was a redemption of capital. That determination was made primarily from a Swiss corporate law perspective and mirrored in the IFRS financial statements. Swiss law is, however, not specific in which caption within equity cancellations of treasury shares should be recorded. To record share cancellations in share premium is appropriate as long as this account exceeds legal requirements. In 2001, when we began recording treasury share cancellations against share premium, the amount in this account was very large and substantially above legal requirements. At that time we did not envisage that in the following years the Company would be in a position to repurchase own shares in amounts that would exceed the balance of the share premium account.

In 2004 it became clear that if we were to continue recording treasury share cancellations against share premium we would have depleted that account by end of 2005. To make that assessment, the financial statements of the Parent Bank prepared in accordance with Swiss rules are relevant. The Swiss Code of Obligations prohibits depletion of the share premium account below a certain minimum, hence the change. We deemed it appropriate to reflect that change also in our consolidated financial statements and ensure that we classify treasury share cancellations in the same account in the consolidated statements as in the separate financial statement of the Parent Bank. IFRS is also silent about in which caption within equity cancellations of treasury shares should be recorded. We note that APB 6 paragraph 13 states that where requirements in law to which a company is subject are at variance with a prescribed accounting treatment, the accounting should conform to applicable law.

                                                  UBS AG
                                                  Form 20-F for the Year Ended
                                                  December 31, 2005
                                                  Filed March 21, 2006
                                                  File Number 001-15060
                                                  20 October 2006
                                                  Page 8 of 10

COMMENT 8
Note 22 - Derivative Instruments, page 119
------------------------------------------
We note your disclosure at the top of page 121 that the aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps. Please tell us the following regarding this hedging strategy:

     o The nature of the financial assets and liabilities that you group into portfolios for cash flow hedging purposes;
     o   How you define interest rate risk for these hedges;
     o How you determine that a given hedge reduces the defined interest rate risk;
     o How you determine the portfolio of financial assets and liabilities consistent with paragraph 83 of IAS 39;
     o How you aggregate the principal balances and interest cash flows across all portfolios to hedge with interest rate swaps;
     o How hedges of aggregated portfolios qualify for hedge accounting pursuant to IAS 39; and
     o How you determine that the hedged cash flows are highly probable over the forecasted periods, particularly for the later forecasted periods.

RESPONSE
The Company applies the cash flow hedge of forecasted transaction approach as described in paragraph IAS 39 IG F.6.2 and illustrated in IAS 39 IG F.6.3. Our hedge objective is to eliminate the risk of interest rate fluctuations over the hedging period, which is the life of the interest rate swap, and in effect obtain a fixed interest rate during this period that is equal to the fixed interest rate on the interest rate swap.

We have elected to apply this approach as it enables us to use existing information systems to manage and track cash flow hedges and due to the difficulties of prepayment risk associated with fair value hedges. The IASB has stated that this approach was introduced in order to allow entities that manage interest rate risk on an entity-wide basis to take advantage of existing risk management systems so as to avoid unnecessary changes to it and to avoid unnecessary bookkeeping and tracking. For the cash flow hedge of forecasted transaction approach, the bank only uses plain vanilla interest rate swaps.

To ensure completeness we have responded to each of your points separately.

1. The nature of the financial assets and liabilities that you group into portfolios for cash flow hedging purposes;

The Company accumulates information on accrual based, Libor-linked interest bearing assets and liabilities which include repurchase and reverse repurchase agreements, money market loans and deposits and customer loans and deposits.

2.   How you define interest rate risk for these hedges

The interest rate risk that is hedged under the cash flow hedge model is the risk of variability in forecasted future interest cash flows based on Libor. The risk hedged is a portion of the overall exposure to changes in Libor, which is common to all assets and liabilities that are grouped into the portfolios. The designated hedge portion of the interest rate risk is based on the same yield curve as the interest rate swaps. IAS 39 permits the hedging of portions of financial assets and liabilities (BC 135), while US GAAP does not. Under IAS 39 an entity may hedge a portion of a financial instrument (e.g. interest rate risk or credit risk).

                                                  UBS AG
                                                  Form 20-F for the Year Ended
                                                  December 31, 2005
                                                  Filed March 21, 2006
                                                  File Number 001-15060
                                                  20 October 2006
                                                  Page 9 of 10

3.   How you determine that a given hedge reduces the defined interest rate risk

The hedged assets and liabilities are Libor-linked products that re-price based off of a Libor rate curve. The interest rate swaps that are employed to hedge this exposure are expected to significantly offset the cash flow risk of the hedged cash flows as the swaps are also Libor-linked products.

4. How you designate the portfolio of financial assets and liabilities consistent with paragraph 83 of IAS 39

Under the cash flow hedge of forecasted transaction approach, the bank aggregates all cash flows from assets and liabilities sharing the same interest rate risk (i.e. Libor risk). Through the designation process the hedge relationship between swaps and the hedged item are established on a gross cash flow basis i.e. a portion of gross cash inflows or gross cash outflows is designated against a volume of swaps re-pricing in a particular time period.

5. How you aggregate the principal balances and interest cash flows across all portfolios to hedge with interest rate swaps

The principal balances are derived from internal bank systems and are scheduled into time periods based on their contractual maturities and repricing dates. The hedged item include cash flows resulting from the reinvestment of cash inflows, including the resetting of interest rates on assets, or from the refinancing of cash outflows, including the resetting of interest rates on liabilities and rollovers of financial liabilities.

6. How do the hedges of aggregated portfolios qualify for hedge accounting pursuant to IAS 39

The derivative hedging instrument is designated as a hedge of a gross position related to forecasted cash inflows or outflows. As noted in our response below, we have sufficient gross level of expected cash flows to cover the flows on the related hedging instruments. This is in accordance with the cash flow hedge of forecasted transactions approach as illustrated under IG F 6.1-3. The bank complies with the requirements of this approach to qualify for cash flow hedge accounting.

7. How you determine that the hedged cash flows are highly probable over the forecasted periods, particularly for the later forecasted periods.

As described in Issue (e) of F6.2, the bank prepares a cash flow maturity schedule that shows there is sufficient aggregate gross level of expected cash flows to establish that the forecasted transactions that are designated as being hedged are highly probable to occur. The cash flows are forecasted based on contractual repricing dates and maturities of the assets and liabilities. As a going concern, it is our intention and our past practice supports our expectation that the cash flows will rollover in future periods.

COMMENT 9
Note 35 - Significant Subsidiaries and Associates, Page 157
-----------------------------------------------------------
We note you hold less than 20% of the outstanding equity interests of several of your significant associates. Please tell us:

     o whether these investments are accounted for using the equity method of accounting; and
     o if applicable, the reasons why the presumption that you do not have significant influence is overcome, considering you percentage of outstanding equity interests.

Refer to paragraphs 6 - 9 and 37 of IAS 28.

                                                  UBS AG
                                                  Form 20-F for the Year Ended
                                                  December 31, 2005
                                                  Filed March 21, 2006
                                                  File Number 001-15060
                                                  20 October 2006
                                                  Page 10 of 10

RESPONSE
The associates you refer to are investments accounted for using the equity method held by Motor-Columbus, a holding company that we sold on 23 March 2006. In the list of significant associates, we indicate the calculated economic interest in the associates from the perspective of UBS AG, not the percentage held by the direct parent of the associate. The associates in question are held by Atel AG or one of its subsidiaries, which is controlled by Motor-Columbus. The Company held a 55.6% interest in Motor-Columbus which in turn has a 59.2% interest in Atel AG, meaning that UBS had control over Atel despite owning only an economic interest in Atel of 33.0%. Multiplication of the interest in the associates held by Atel or one of its subsidiaries results then in these low ownership interests. Significant influence in these associates was established by the chain of control over Atel through our holding of a controlling stake in Motor-Columbus.

In connection with responding to your comments, we acknowledge that

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our responses above appropriately address your comments. Should you have further comments or wish to discuss these matters in greater detail, please contact William Widdowson, Group Accounting Policies, at
011-41-1-234-5565, or Dieter Meyer at 011-41-1-236-8257.



UBS AG

/s/ Clive Standish                   /s/ William Widdowson

Clive Standish                       William Widdowson
Group CFO                            Head of Group Accounting Policies